EXHIBIT 12.1

AGCO CORPORATION

Statement RE: Computation of Ratio of Earnings to Combined Fixed Charges

(In millions, except ratio data)

	Nine Months
	Ended	Years Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

FIXED CHARGES COMPUTATION:
Interest expense	$50.6	$63.6	$65.5	$56.6	$69.1	$79.7
Interest component of rent expense(a)	6.1	6.3	5.7	5.8	4.8	5.3
Proportionate share of fixed charges of 50% — owned affiliates	0.6	1.2	1.5	1.4	2.5	2.8
Amortization of debt cost	2.9	3.1	5.4	3.7	2.3	1.7

Total fixed charges	$60.2	$74.2	$78.1	$67.5	$78.7	$89.5

EARNINGS COMPUTATION:
Income (loss) before income taxes, equity in net earnings of affiliates, and cumulative effect of a change in accounting principle plus dividends received from affiliates	$62.7	$36.9	$28.1	$(4.2)	$(19.2)	$84.8
Fixed charges	60.2	74.2	78.1	67.5	78.7	89.5

Total fixed charges	$122.9	$111.1	$106.2	$63.3	$59.5	$174.3

Ratio of earnings to combined fixed charges	2.0:1	1.5:1	1.4:1	(b)	(b)	1.9:1

(a)	The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b)	The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $4.2 million and $19.2 million for the years ended December 31, 2000 and 1999, respectively.